

April 1, 2025

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

  Re: McGraw Hill, Inc.
   Amendment No. 6 to Draft Registration Statement on Form S-1
   Submitted March 13, 2025
   CIK No. 0001951070

Dear Simon Allen:

  We have reviewed your amended draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 6 to Draft Registration Statement Submitted March 12, 2025
Risk Factors
An adverse change in orders or payments by a material reseller...., page 34

1. Please revise your disclosure to clarify whether the two resellers who represented 19% and 25% of your gross accounts receivable balance as of December 31 and March 31, 2024, respectively, are among the "Certain well-known resellers [that] have recently experienced financial difficulties." Discuss whether you have experienced the potential risks identified, quantifying relevant amounts, rather than solely discussing risks in hypothetical terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 115

2.   We note on pages 19-21, 109-112 and 115 that you present and/or discuss *Adjusted EBITDA margin*, but do not present and/or discuss the most directly *comparable* GAAP measure, net income / (loss) margin, with equal or greater prominence. Please revise your disclosure to present and/or discuss the most directly *comparable* GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

General

3.   We note that you commissioned a report by Morning Consult in the fiscal year ended March 31, 2025, and made revisions to disclosure designed to clarify that disclosures related to commissioned reports are attributed to your management based on information from such third-party data. In this regard, we note your response to comment 1 in the letter dated March 8, 2023, and the related revisions. Please reinstate disclosure as it appeared in the previous amendment (making reference to the updated report), or alternatively file the consent of Morning Consult pursuant to Rule 436.

Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing